Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Jun 30, 2013
(in € m.)
Debt (1), (2):
Long-term debt	142,775
Trust preferred securities	12,321
Long-term debt at fair value through profit or loss	11,418

Total debt	166,514

Shareholders’ equity:
Common shares (no par value)	2,610
Additional paid-in capital	26,394
Retained earnings	29,810
Common shares in treasury, at cost	(18)
Equity classified as obligation to purchase common shares	(1)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	345
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(134)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	(1,587)
Unrealized net gains from equity method investments	60

Total shareholders’ equity	57,479

Noncontrolling interest	256

Total equity	57,735

Total capitalization	224,249

[1]	€ 1,409 million (1%) of our debt was guaranteed as of June 30, 2013. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 52,646 million (32%) of our debt was secured as of June 30, 2013.

Due to rounding, numbers may not add up precisely to the totals provided.